

April 1, 2011

Via E-mail
Mr. Graham Briggs
Chief Executive Officer
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, South Africa, 1760

> **Re:** **Harmony Gold Mining Company Limited**
> **Form 20-F for Fiscal Year Ended June 30, 2010**
> **Filed October 25, 2010**
> **File No. 1-31545**

Dear Mr. Briggs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended June 30, 2010

Operating and Financial Review and Prospects, page 88

Critical Accounting Policies and Estimates, page 88

Carrying Value of Goodwill, page 89

1. We note you consider the testing of goodwill for impairment to be a critical accounting policy. We further note your disclosure that the recoverable amount is the higher of an asset's fair value less cost to sell and value in use. With respect to impairment testing of

goodwill allocated to Phakisa, address the following points, which we would regard as consistent with the guidance in Item 303(a)(3)(ii) of Regulations S-K:

a) Clarify if the recoverable amount relates to fair value less costs to sell or value in use;

b) Tell us the percentage by which the recoverable amount of your Phakisa cash generating unit exceeded the carrying value as of the date of your most recent test;

c) Include a description of the methods and key assumptions used and how the key assumptions were determined;

d) To the extent possible, include specific details about the degree of uncertainty associated with key assumptions used to measure the recoverable amount of your Phakisa cash generating unit;

e) Include a description of potential events and changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to measure the recoverable amount of your Phakisa cash generating unit; and

f) Provide any additional information that you believe would offer greater precision about the amount and likelihood of potential impairment.

If you conclude and disclose that there is no significant risk of failing the goodwill impairment test for your Phakisa cash generating unit, we would not regard disclosure of the information outlined in the various points above to be necessary.

<u>Cost Control, page 95</u>

2. Your disclosure here, and within your risk factor discussion on page eight, explains that you expect your cash cost to decrease, and in some cases to decrease significantly. Given the significant increase in cash costs per ounce experienced from fiscal 2009 to 2010, the existing trend of increasing cash cost per ounce over the prior five years, and your expectation of an approximately 25% increase in electricity tariffs in South Africa, please modify to disclose the specific reasons you expect cash costs and cash cost per ounce to decrease. In doing so, please tell us if you have achieved such expectations during fiscal 2011.

<u>Conops, page 95</u>

3. Given the decision to discontinue conops at the Evander 8 shaft in June 2010, please modify to disclose the expected impact of this decision on your operating costs and production.

Electricity in South Africa, page 95

Cost, page 96

4.   We note your disclosure that "Electricity price projections based on the approved tariffs and extrapolations indicate that electricity costs could be as high as 25% of the total cost of production within the next five years." Please expand this disclosure to explain what percentage of total costs is currently made up of electricity costs, and also provide the dollar amount of current electricity costs, and the expected dollar increase in electricity costs over the next five years.

Results of Operations, page 96

Years Ended June 30, 2010 and 2009, page 96

Production Costs (cash costs), page 97

5.   We note you attribute the increase in cash cost per ounce in 2010 to two or more sources. For example, you state that "The increase in cash cost expressed in U.S. dollars per ounce in fiscal 2010 was attributable primarily to the appreciation of the South African Rand against the U.S. dollar, as well as an increase in operating cost and the decrease in ounces produced when compared to fiscal 2009. Annual increases in labor cost as well as inflationary pressures on our consumable stores and energy costs were the main contributors towards a higher operating cost." When you attribute changes in significant items to more than one factor or element, please ensure you quantify the amount of the change that was contributed by each of these factors. See Section III.D of SEC Release 33-6835 for further guidance.

6.   Please expand your discussion to provide guidance on whether or not the results of operations are indicative of expected results. The objective should be to provide information about the quality and potential variability of earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance. See section III of SEC Release 33-8350 for further guidance.

Notes to the Consolidated Financial Statements, page F-8

Note 3 Critical Accounting Estimates and Judgements, page F-23

Note 3.1 Impairment of Mining Assets, page F-23

7.   We note from the disclosure that your recoverable amount was determined using a post-tax real discount rate ranging from 5.92% to 10.72%. Given the guidance provided in IAS 36 paragraph 55 that the discount rate shall be a pre-tax rate, please explain to us the

specific reasons you believe use of a post-tax discount rate is appropriate, and in compliance with the accounting guidance provided in IAS 36.

Engineering Comments

Reserves page 28

8.   We note you state you apply a cut-off grade to define that portion of a measured and indicated mineral resource that can be converted to a proven and probable reserve. With a view toward disclosure, please tell us the cut-off grade for each of your operations in which you claim a proven or probable reserve. In your response, please include the operating costs used in your cut-off grade calculation.

9.   Please forward to our engineer, as supplemental information and not as part of your filing, the technical documentation pertaining to your Evander and Evander (below infrastructure) operation which establishes the legal, technical, and economic feasibility of the mineralization which you have designated as reserves, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call, if he has technical questions about your reserves.

If you wish to have this supplemental material returned, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with any engineering questions. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

/s/ Mark C. Shannon

Mark C. Shannon
Branch Chief